	Pacific Internet Limited
Unaudited Consolidated Balance Sheets as of June 30, 2005
With Comparative Amounts from December 31, 2004
	31-Dec-04	30-Jun-05	30-Jun-05
	S$'000	S$'000	US$'000

Cash and cash equivalents	57,964	61,965	36,735
Accounts receivable — net	25,174	26,097	15,471
Other receivables	8,532	9,364	5,551
Inventories	341	294	174

Total current assets	92,011	97,720	57,931
Investments	34	42	25
Fixed assets and website development costs- net	17,860	17,018	10,089
Goodwill and intangible assets — net	28,767	31,477	18,661
Other non-current assets	5,752	5,683	3,368

Total non-current assets	52,413	54,220	32,143

TOTAL ASSETS	144,424	151,940	90,074

Bank borrowings	2,526	2,490	1,476
Accounts payable	9,858	13,496	8,001
Other payables	37,393	36,218	21,471
Current portion of capital lease obligations	470	411	244

Total current liabilities	50,247	52,615	31,192
Capital lease obligations, less current portion	524	438	260
Other non-current and deferred liabilities	1,554	1,673	992

Total non-current liabilities	2,078	2,111	1,252
Minority interest	1,480	1,508	894
Shareholders’ equity
Ordinary shares, S$2 par value	26,588	26,602	15,771
Additional paid-in capital and deferred compensation	97,566	97,520	57,814
Accumulated deficit and other comprehensive income	(33,535)	(28,416)	(16,846)

Total shareholders’ equity	90,619	95,706	56,739

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	144,424	151,940	90,077

		Pacific Internet Limited
		Unaudited Consolidated Statement of Operations
		(In Singapore Dollars)
		Quarter ended			Six months ended Jun 30,
		Mar 31, 2005	Jun 30, 2004	Jun 30, 2005	2004	2005
		S$'000	S$'000	S$'000	S$'000	S$'000

Revenues
	Dial up access	8,060	10,307	7,766	20,799	15,826
	Broadband access	20,603	19,921	21,121	39,028	41,724
	Leased line access	5,250	5,239	5,380	10,695	10,630
	Value added services	4,844	4,611	5,295	8,971	10,139
	Commission revenues	1,408	1,718	1,782	3,284	3,190
	Other revenues	871	1,207	1,083	2,281	1,954

	Total net revenues	41,036	43,003	42,427	85,058	83,463
Operating costs and expenses
	Cost of sales	18,780	19,482	19,452	38,080	38,232
	Staff costs	11,930	12,042	12,111	25,951	24,041
	Sales & marketing	2,116	1,604	1,387	2,948	3,503
	Other general & administrative	3,615	3,889	4,106	7,829	7,721
	Depreciation & amortization	2,024	2,175	1,957	4,609	3,981
	Allowance for doubtful accounts receivable	285	485	476	901	761

	Total operating expenses	38,750	39,677	39,489	80,318	78,239
Operating income		2,286	3,326	2,938	4,740	5,224
Other income (expenses)
	Net interest income (expenses)	165	33	225	47	390
	Net (loss) gain on foreign currency	36	(24)	153	(67)	189
	Loss on disposal of fixed assets	(48)	20	(8)	8	(56)
	Equity in gain (loss) of unconsolidated affiliates	130	(40)	42	114	172
	Others	24	42	52	116	76

	Total other (expenses) income	307	31	464	218	771
Income before income taxes and minority interest		2,593	3,357	3,402	4,958	5,995
Provision for income taxes		(800)	(852)	(735)	(1,643)	(1,535)

		1,793	2,505	2,667	3,315	4,460
Minority interest in gain of consolidated subsidiaries		(10)	(57)	(20)	(47)	(30)

Income before extraordinary item		1,783	2,448	2,647	3,268	4,430
Extraordinary item		—	—	—	743	—
Net income		1,783	2,448	2,647	4,011	4,430

Net income from continuing operations per share — basic		$0.1341	$0.1846	$0.1990	$0.2475	$0.3331

Net income per share — basic		$0.1341	$0.1846	$0.1990	$0.3038	$0.3331

Net income from continuing operations per share — diluted(1)		$0.1341	$0.1803	$0.1990	$0.2409	$0.3331

Net income per share — diluted (1)		$0.1341	$0.1803	$0.1990	$0.2957	$0.3331

Weighted average number of shares outstanding — basic		13,295,499	13,259,625	13,299,525	13,202,362	13,297,513

Weighted average number of shares outstanding — diluted (1)		13,295,499	13,576,886	13,299,525	13,562,997	13,297,513

(1)	Includes all outstanding options under the Company’s Share Option Plans to the extent the outstanding options are dilutive.

		Pacific Internet Limited
		Unaudited Consolidated Statement of Operations
		(In US Dollars)
		Quarter ended			Six months ended Jun 30,
		Mar 31, 2005	Jun 30, 2004	Jun 30, 2005	2004	2005
		US$'000	US$'000	US$'000	US$'000	US$'000

Revenues
	Dial up access	4,778	6,110	4,604	12,330	9,382
	Broadband access	12,214	11,810	12,522	23,137	24,736
	Leased line access	3,113	3,106	3,189	6,340	6,302
	Value added services	2,872	2,734	3,139	5,318	6,011
	Commission revenues	835	1,018	1,056	1,947	1,891
	Other revenues	516	716	642	1,352	1,158

	Total net revenues	24,328	25,494	25,152	50,424	49,480
Operating costs and expenses
	Cost of sales	11,134	11,550	11,531	22,575	22,665
	Staff costs	7,073	7,139	7,179	15,385	14,252
	Sales & marketing	1,254	951	823	1,748	2,077
	Other general & administrative	2,143	2,306	2,434	4,641	4,577
	Depreciation & amortization	1,199	1,289	1,161	2,732	2,360
	Allowance for doubtful accounts receivable	169	288	282	534	451

	Total operating expenses	22,972	23,523	23,410	47,615	46,382
Operating income		1,356	1,971	1,742	2,809	3,098
Other income (expenses)
	Net interest income (expenses)	98	20	133	28	231
	Net (loss) gain on foreign currency	21	(14)	91	(40)	112
	Loss on disposal of fixed assets	(28)	12	(5)	5	(33)
	Equity in gain (loss) of unconsolidated affiliates	77	(24)	25	68	102
	Others	14	25	31	69	45

	Total other (expenses) income	182	19	275	130	457
Income before income taxes and minority interest		1,538	1,990	2,017	2,939	3,555
Provision for income taxes		(474)	(505)	(436)	(974)	(910)

		1,064	1,485	1,581	1,965	2,645
Minority interest in gain of consolidated subsidiaries		(6)	(34)	(12)	(28)	(18)

Income before extraordinary item		1,058	1,451	1,569	1,937	2,627
Extraordinary item		—	—	—	440	—

Net income		1,058	1,451	1,569	2,377	2,627

Net income from continuing operations per share — basic		$0.0795	$0.1095	$0.1180	$0.1467	$0.1975

Net income per share — basic		$0.0795	$0.1095	$0.1180	$0.1801	$0.1975

Net income from continuing operations per share — diluted(1)		$0.0795	$0.1069	$0.1180	$0.1428	$0.1975

Net income per share — diluted (1)		$0.0795	$0.1069	$0.1180	$0.1753	$0.1975

Weighted average number of shares outstanding — basic		13,295,499	13,259,625	13,299,525	13,202,362	13,297,513

Weighted average number of shares outstanding — diluted (1)		13,295,499	13,576,886	13,299,525	13,562,997	13,297,513

(1)	Includes all outstanding options under the Company’s Share Option Plans to the extent the outstanding options are dilutive.
(2)	For convenience, Singapore dollar amounts have been translated into U.S dollar amounts at the exchange rate as of June 30, 2005, which was S$1.6868 to US$1.00.

Pacific Internet Limited
Unaudited Consolidated Statement of Cash Flows for Quarter Ended June 30, 2005
With Comparative Amounts from June 30, 2004
	Quarter ended June 30,

	2004 S$'000	2005 S$'000	2005 US$'000
OPERATING ACTIVITIES
Net income for the period	3,268	4,430	2,627
Items not involving cash and other adjustments to reconcile net income to cash from operating activities:
Depreciation and amortization	4,609	3,981	2,360
Loss on disposal of fixed assets	(8)	56	33
Fixed assets written off	20	4	2
Allowance for doubtful accounts receivable	901	761	451
Minority interest	47	30	18
Deferred income tax (benefit) provision	14	217	129
Amortization of deferred compensation	1,215	(81)	(48)
Equity in loss (gain) of unconsolidated affiliates	(114)	(172)	(102)
Extraordinary item	(743)	—	—
Changes in non-cash working capital items:
Accounts receivable	(701)	(1,684)	(998)
Prepaid expenses and other assets	640	(487)	(289)
Inventories	140	47	28
Accounts payable	2,102	3,638	2,157
Other payables / receivables	961	(1,656)	(980)

Cash provided by operating activities	12,351	9,084	5,388
INVESTING ACTIVITIES
Acquisition of fixed assets	(3,068)	(2,713)	(1,608)
Proceeds from sale of fixed assets	326	7	4
Purchase of intangible assets	(140)	(2,337)	(1,385)
Investment in affiliates	—	—	—
Acquisition of minority interests	(300)	—	—
Loan to affiliates	—	—	—

Cash used in investing activities	(3,182)	(5,043)	(2,989)
FINANCING ACTIVITIES
Bank borrowings (repayments)	(55)	(36)	(21)
Capital lease obligations	(226)	(267)	(158)
Proceeds from issuance of ordinary shares	1,308	49	29

Cash (used in) provided by financing activities	1,027	(254)	(150)
Increase in cash and cash equivalents	10,196	3,787	2,249
Cash and cash equivalents at beginning of period	41,905	57,964	34,363
Effect of exchange rate changes on cash and cash equivalents	(93)	214	127

Cash and cash equivalent at end of period	52,008	61,965	36,735